UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Company Secretary
Glencore Holding AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: +41-41-709-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 2 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,224,317 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,224,317 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,224,317 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.09% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

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SCHEDULE 13D
CUSIP No. 156431 10 8		Page 3 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,224,317 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,224,317 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,224,317 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.09% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

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SCHEDULE 13D
CUSIP No. 156431 10 8		Page 4 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,224,317 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,224,317 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,224,317 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.09% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

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Explanatory Note:

This Amendment No. 10 ("Amendment No. 10") to the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009, May 4, 2009, March 22, 2010 and April 7, 2010 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share ("Common Stock"), of Century Aluminum Company (the "Company"), amends and restates the Schedule 13D.  This Amendment No. 10 reflects changes to Items 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Century Aluminum Company, a Delaware corporation.

The Company's principal executive office is located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940.

Item 2.	Identity and Background

(a) — (c) and (f) This statement on Schedule 13D is being filed by Glencore International AG ("Glencore International"), Glencore Holding AG ("Glencore Holding") and Glencore AG ("Glencore AG" and together with Glencore International and Glencore Holding, the "Reporting Persons").  Each of Glencore International, Glencore Holding and Glencore AG is a company organized under the laws of Switzerland with a business address at Baarermattstrasse 3, CH-6341 Baar, Switzerland.  Glencore Holding is the controlling shareholder of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading privately held, diversified natural resources group.  Glencore AG is a direct wholly-owned subsidiary of Glencore International.  The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since the Company's initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,174,968 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, a director of the Company, who holds such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), from the Company in a private transaction in July 2008 (of which 77,057.13 shares have since been converted into 7,705,713 shares of Common Stock).

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The consideration paid by the Reporting Persons for the 19,174,968 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Stock was $354,954,264, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons' internal working capital.

Item 4.	Purpose of the Transaction

Since the Company's initial public offering, in which the Reporting Persons sold approximately 60% of their Common Stock of the Company, the Reporting Persons have held the Common Stock, and have acquired additional securities of the Company, for investment purposes.

The Reporting Persons may hold discussions with the Company's management and Board of Directors and other parties, including but not limited to other stockholders and third parties, or otherwise consider actions which could include discussions or actions that result in the occurrence of one or more of the actions or events described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons' consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

The Reporting Persons are party to a Standstill and Governance Agreement and a Letter Agreement with the Company.  Reference is made to the discussion of the Standstill and Governance Agreement and the Letter Agreement in Item 6 below.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons beneficially own 36,224,317 shares of Common Stock, or 39.08% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons (other than shares subject to options issued to Mr. Strothotte as further described below) are held directly by Glencore AG.  The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 8,294,287 shares of Common Stock issuable upon conversion of the 82,942.87 shares of the Company's Series A Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), held directly by Glencore AG that are convertible only (a) upon the occurrence of events that have not transpired, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 19,000 shares subject to presently exercisable options held directly by Mr. Willy R. Strothotte, who holds such options as nominee for the Reporting Persons.  The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon (i) the 92,660,357 shares of Common Stock outstanding as of April 30, 2010, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, as filed with the Securities and Exchange Commission on May 10, 2010, plus (ii) 19,000 shares which are subject to presently exercisable options which are held directly by Mr. Strothotte as nominee for the Reporting Persons.  Reference is made to the discussion of the terms of the Certificate of Designation for the Series A Preferred Stock in Item 6 below.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 36,224,317 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock during the sixty days immediately preceding the date hereof, except as follows:

Transaction Party	Nature of Transaction	Date of Transaction	Number of Shares	Price per Share
Glencore AG	Exercise of Stock Option (1)	05/12/2010	2,000	$11.59
________________________
(1)
Shares of Common Stock acquired upon exercise of 2,000 stock options by Mr. Willy R. Strothotte, who held the options as nominee for Glencore AG. As a result of the exercise of the options, the acquired shares are now held directly by Glencore AG.

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(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty ("Glencore Investment Pty") pursuant to which Glencore Investment Pty purchased the Preferred Shares.  The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Preferred Shares that remain in effect:

Certificate of Designation:  The rights and privileges of the Series A Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the "Certificate of Designation").  The following summarizes the material terms of the Series A Preferred Stock, as reflected in the Certificate of Designation:

Dividends.  Dividends will be declared and paid on the Series A Preferred Stock when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

Voting.  The Series A Preferred Stock has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company's Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the Series A Preferred Stock or alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock.

Liquidation Preference.  Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

Automatic Conversion.  The Series A Preferred Stock shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Stock (the "Conversion Ratio") upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons' percentage ownership of Common Stock, to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Stock to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Stock will be redeemed as described below).

Optional Conversion.  At the option of each holder, the Series A Preferred Stock may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of Common Stock have been tendered.

Mandatory Redemption.  If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company's subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company's subsidiaries will be distributed to the Company's stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Stock at a redemption price equivalent to the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company's proposal.

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Preemptive Rights.  If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons') at a price below the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Board of Directors authorizes such issuance or sale, the holders of Series A Preferred Stock must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions.  Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Stock may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.

Standstill and Governance Agreement:  In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the "Governance Agreement").  Certain standstill obligations of Glencore AG and its affiliates under the Governance Agreement expired on each of April 8, 2009 and January 7, 2010.  No standstill obligations under the Governance Agreement are currently binding on Glencore AG or any of its affiliates.  The following is a summary of the material terms of the Governance Agreement that remain in effect today:

Board Representation.  The Reporting Persons will have the right to designate a nominee for election to the Board of Directors, subject to the consent of the nominating committee.  This right will terminate if the Reporting Persons (and their affiliates) beneficially own less than 10% of the Common Stock for a period of three continuous months.

Registration Rights Agreement:  On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register the Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees.  Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings.  The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders.  Under the Certificate of Designation, Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale.  Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Preferred Shares are sold under an effective registration statement or the Preferred Shares are no longer outstanding.  The Company will be responsible for all fees and expenses relating to any registration of the Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters' counsel in the case of demand registrations).

The Company disclosed in its notice of Annual Meeting of Stockholders held on May 27, 2009 and related proxy statement a management proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock.  Following filing of the proxy statement, the Reporting Persons and the Company engaged in discussions relating to the proposed increase in the Company's authorized capital.  The Company determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and the Reporting Persons entered into a Support Agreement (the "Support Agreement") whereby (a) the Reporting Persons agreed to vote for the amended proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b) except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares.  The right to acquire securities will terminate if the Reporting Persons beneficially own less than 10% of the Common Stock for a period of three continuous months.

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Letter Agreement:  On April 6, 2010, the Reporting Persons entered into a letter agreement with the Company (the "Letter Agreement").  Pursuant to the terms of the Letter Agreement, the Company agreed to increase the size of its Board of Directors to 11 members prior to the Company's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") and to cause the slate of nominees standing for election to the Board of Directors at the 2010 Annual Meeting to include (i) Ivan Glasenberg, Andrew Michelmore, John O'Brien and Peter Jones, each of whom were nominated as Class II directors of the Company with a term expiring at the Company's 2013 Annual Meeting of Stockholders, and (ii) John Fontaine, who was nominated as a Class I director of the Company with a term expiring at the Company's 2012 Annual Meeting of Stockholders.  At the 2010 Annual Meeting held on June 8, 2010, Messrs. Glasenberg, Michelmore, O'Brien, Jones and Fontaine were elected to the Board of Directors.

As part of the Letter Agreement, the Company has further agreed that if, after having been elected to the Board of Directors, Mr. Glasenberg ceases to be a member of the Board of Directors for any reason at or prior to the Company's 2013 Annual Meeting of Stockholders, the Reporting Persons will have the ability to designate a substitute reasonably acceptable to the Company to replace Mr. Glasenberg as a director, with such determination regarding acceptability to be made by the Company in good faith and reasonably promptly.  Any such substitute director will be appointed by the Board of Directors no later than one business day after such determination.

Swaps:  On July 2, 2010, Glencore International entered into a Master Terms and Conditions for Swap Transactions agreement (the "Swap Agreement") with Citigroup Global Markets Inc. ("Citi").  Pursuant to the Swap Agreement, Glencore International and Citi may, from time to time, enter into certain cash-settled total return swaps (the "Swaps") with respect to the Common Stock.  Among other things, the Swap Agreement provides that all transactions thereunder will not reference more than 9.9% of the outstanding Common Stock.  In connection with establishing and maintaining any hedging positions with respect to the Swaps, the Swap Agreement provides that Citi must establish and maintain such hedging positions in transactions consisting of cash-settled swaps, cash-settled options or other equivalent cash-settled "synthetic" positions.

Under the terms of the Swaps, generally, (i) Glencore International will be obligated to post cash collateral to Citi, pay to Citi certain fees and commissions and make a cash payment to Citi with respect to any depreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to a final valuation period preceding the termination of the Swap, and (ii) Citi will be obligated to pay to Glencore International an amount in cash equal to any dividends that would have been paid by the Company on the Common Stock referenced by each Swap and make a cash payment to Glencore with respect to any appreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to the final valuation period preceding the termination of the Swap.  The overall effect of the Swap parties' cash payments based on the price of the Common Stock referenced in the Swaps is to provide Glencore International with economic exposure to price movements in the number of shares of Common Stock referenced in the Swaps during the relevant time periods.

The Swaps will not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company and will not require Citi to acquire, hold, vote or dispose of any securities of the Company.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the Swaps or shares of Common Stock or other securities or financial instruments of the Company that may be held from time to time by Citi.

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In connection with entry into the Swaps, the Company and the Reporting Persons have agreed that the Swaps and the transactions contemplated thereby will (i) not result in the Reporting Persons or Citi, or any of their respective affiliates or associates, being deemed to be a "Beneficial Owner" of, or to "beneficially own" any, shares of Common Stock, or constitute an "Acquiring Person" for purposes of the Company's Tax Benefit Preservation Plan, dated as of September 29, 2009 (the "Rights Plan"), and (ii) be deemed to constitute "Exempt Transactions" pursuant to, and in accordance with, Section 35 of the Rights Agreement.  Capitalized terms used in the preceding sentence and not otherwise defined in the Schedule 13D shall have the meaning ascribed to them in the Rights Plan.

The foregoing descriptions of the Certificate of Designation, Governance Agreement, Registration Rights Agreement, Support Agreement, Letter Agreement and Swap Agreement are subject to, and qualified in their entirety by reference to, the full text of such documents and agreements, which are filed herewith or were previously filed with the Securities and Exchange Commission as exhibits to the Schedule 13D, and are hereby incorporated herein by reference.

Except for terms of the Certificate of Designation and the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith)

2.
Certificate of Designation of the Series A Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

3.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

4.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

5.	Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009)

6.	Letter Agreement (Incorporated by reference to Exhibit 6 to the Schedule 13D filed with the Securities and Exchange Commission on April 7, 2010)

7.	Master Terms and Conditions for Swap Transactions (filed herewith)

8.	Consent Under Rights Plan (filed herewith)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 2, 2010

Glencore International AG

By:	/s/ Barbara Bodmer	/s/ Aristotelis Mistakidis
Name:	Barbara Bodmer	Aristotelis Mistakidis
Title:	Officer	Officer

Glencore Holding AG

By:	/s/ Ivan Glasenberg	/s/ Andreas Hubmann
Name:	Ivan Glasenberg	Andreas Hubmann
Title:	Director	Director

Glencore AG

By:	/s/ Stefan Peter	/s/ Steven Blumgart
Name:	Stefan Peter	Steven Blumgart
Title:	Officer	Officer

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SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore International AG, Glencore Holding AG and Glencore AG.  The executive officers of each of Glencore International AG, Glencore Holding AG and Glencore AG are the same persons listed as directors of such company.  Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG.  If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.  To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore Holding AG:

Name	Principal Occupation	Business address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		19,000 shares of Common Stock (representing 19,000 shares which are subject to options presently exercisable) (1)
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Andreas P. Hubmann	Officer of Glencore International AG –Accounting
Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Lowenstrasse 1 CH-8001 Zurich Switzerland
Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland
Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		19,000 shares of Common Stock (representing 19,000 shares which are subject to options presently exercisable) (1)
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland
Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland
Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		19,000 shares of Common Stock (representing 19,000 shares which are subject to options presently exercisable) (1)
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven F. Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann	Officer of Glencore International AG –Accounting
Aristotelis Mistakidis (Citizen of the United Kingdom)	Glencore International AG – Head Zinc Copper

(1)
Represents shares underlying options that were issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such options as nominee for the Reporting Persons and disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.

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EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 10 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 2, 2010

Glencore International AG

By:	/s/ Barbara Bodmer	/s/ Aristotelis Mistakidis
Name:	Barbara Bodmer	Aristotelis Mistakidis
Title:	Officer	Officer

Glencore Holding AG

By:	/s/ Ivan Glasenberg	/s/ Andreas Hubmann
Name:	Ivan Glasenberg	Andreas Hubmann
Title:	Director	Director

Glencore AG

By:	/s/ Stefan Peter	/s/ Steven Blumgart
Name:	Stefan Peter	Steven Blumgart
Title:	Officer	Officer

13

EXHIBIT 7
EXECUTION VERSION

MASTER TERMS AND CONDITIONS FOR SWAP TRANSACTIONS BETWEEN
CITIGROUP GLOBAL MARKETS INC. AND GLENCORE INTERNATIONAL AG

The purpose of this Master Terms and Conditions for Swap Transactions (this “Master Confirmation”), dated as of [June __], 2010, is to set forth certain terms and conditions for swap transactions that Glencore International AG (“Counterparty”) may enter into with Citigroup Global Markets Inc. (“Citi”).  Each such transaction (a “Transaction”) entered into between Citi and Counterparty that is to be subject to this Master Confirmation shall be evidenced by a written confirmation substantially in the form of Exhibit A hereto, with such modifications thereto as to which Counterparty and Citi mutually agree (a “Confirmation”), and supplemented by a written pricing supplement substantially in the form of Exhibit B hereto, which such modifications thereto as to which Counterparty and Citi mutually agree (a “Pricing Supplement”).  This Master Confirmation, together with a Confirmation and a Pricing Supplement for a Transaction, constitute a “Confirmation” as referred to in the Agreement specified below.

1.           The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) and the 2000 ISDA Definitions (the “ISDA Definitions” and, together with the Equity Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), are incorporated into this Master Confirmation.  In the event of any inconsistency between the Equity Definitions and the ISDA Definitions, the Equity Definitions will control for the purpose of the Transaction to which a Confirmation relates. In the event of any inconsistency between the Definitions and this Master Confirmation, this Master Confirmation will control for the purpose of the Transaction to which a Confirmation relates.  In the event of any inconsistency between the Definitions and this Master Confirmation, on the one hand, and a Confirmation, on the other hand, the Confirmation will govern.  With respect to any Transaction, capitalized terms used herein that are not otherwise defined shall have the meaning assigned to them in the Confirmation relating to such Transaction.

2.           This Master Confirmation and a Confirmation evidence a complete binding agreement between Counterparty and Citi as to the terms of the Transaction to which this Master Confirmation and such Confirmation relates.  This Master Confirmation and each Confirmation and Pricing Supplement hereunder shall supplement, form a part of, and be subject to an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency—Cross Border), as if Counterparty and Citi had executed an agreement in such form (with a Schedule that had the provisions in Section 7 of this Master Confirmation) on the Trade Date of the first such Transaction between Counterparty and Citi (the “Agreement”); provided that, the provisions contained in Section 8 of this Master Confirmation, including the provisions of the Form Credit Support Annex (as defined in Section 8 of this Master Confirmation) incorporated therein, shall constitute a Credit Support Document with respect to any Transaction arising hereunder for the purposes of the Agreement.  For the avoidance of doubt, the Transactions subject to this Master Confirmation shall be the only Transactions under the Agreement.

3.           Each Transaction to which a Master Confirmation relates is a share swap transaction and shall be considered a Share Swap Transaction for purposes of the Definitions, and shall have the following terms:

General Terms:

Trade Date:	For any Transaction, a date specified as such in the relevant Confirmation for such Transaction.

Shares:	Common Stock, USD 0.01 par value per share (Symbol “CENX”), of Century Aluminum Company (the “Issuer”).

Exchange:	NASDAQ Global Select Market

Related Exchange(s):	All Exchanges

Calculation Agent:
Citi.  Following any determination or calculation by the Calculation Agent hereunder, upon a written request by Counterparty, the Calculation Agent will provide to Counterparty by e-mail to the e-mail address provided by Counterparty in such written request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such calculation.

Fees and Commission:

Structuring Fee Payment:
With respect to any Transaction, with respect to which the Hedging Period End Date for such Transaction occurs prior to the Commitment Fee Payment Date, on the first Scheduled Trading Day following the Hedging Period End Date for such Transaction, Counterparty shall pay to Citi the Structuring Fee for such Transaction.

Structuring Fee:
For any Transaction, an amount in USD, specified as such in the Pricing Supplement for such Transaction and equal to the product of (i) ***%, (ii) the Number of Shares for such Transaction and (iii) the Initial Price for such Transaction.

Commission Payment:
With respect to any Transaction, on each of the first Scheduled Trading Day following the Hedging Period End Date for such Transaction and the Cash Settlement Payment Date for such Transaction, Counterparty shall pay to Citi the Commission for such Transaction.

Commission:	For any Transaction, an amount specified as such in the Pricing Supplement for such Transaction and equal to the product of (i) USD *** and (ii) the Number of Shares for such Transaction.

Commitment Fee Payment:
With respect to all Transactions contemplated under this Master Confirmation, on the twelfth (12th) Scheduled Trading Day following the first anniversary of the date of this Master Confirmation (such Scheduled Trading Day, the “Commitment Fee Payment Date”), Counterparty shall pay to Citi an amount in USD equal to the Commitment Fee for such Transactions.

Commitment Fee:
For all Transactions under this Master Confirmation, an amount in USD, equal to the product of (i) ***%and (ii) the aggregate Equity Notional Amount for all such Transactions, established by the parties pursuant to this Master Confirmation and outstanding as of the Commitment Fee Payment Date.

Equity Amounts:

Equity Amount Payer:	Citi

Number of Shares:
For any Transaction, a number of Shares specified as such in the Confirmation for such Transaction; provided that, if Citi fails to establish its initial hedge position with respect to such Transaction during the relevant Hedging Period, the Calculation Agent shall adjust the Number of Shares for such Transaction to reflect the extent to which Citi has established such initial hedge position and shall restate such Number of Shares in the Pricing Supplement for such Transaction.

Equity Notional Amount:
For any Transaction, an amount specified in the Pricing Supplement for such Transaction and equal to the product of (i) the Number of Shares for such Transaction and (ii) the Initial Price for such Transaction.

Equity Notional Reset:	Not Applicable

Type of Return:	Total Return

Initial Price:
For any Transaction, an amount per Share specified in the Pricing Supplement for such Transaction and, subject to adjustment pursuant to the provisions of “Hedging and Valuation Disruption” below, equal to the sum of (i) the arithmetic average of the Reference Prices for each Scheduled Trading Day in the Hedging Period for such Transaction and (ii) if, and solely to the extent that, the Hedging Period for such Transaction exceeds *** Scheduled Trading Days, the funding cost for such Transaction, as determined by the Calculation Agent, expressed as an amount per share, and incurred by Citi as a result of such excess number of days during the Hedging Period with respect to such Transaction.

Reference Price:	For any Transaction, with respect to any Scheduled Trading Day during the Hedging Period for such Transaction or any Valuation Date for such Transaction, a price per Share equal to ***.

Hedging Period:	For any Transaction, the period commencing on and including the Trade Date for such Transaction and ending on and including the Hedging Period End Date for such Transaction.

Hedging Period End Date:
For any Transaction, unless otherwise specified in the Confirmation for such Transaction, the date that occurs ten (10) Scheduled Trading Days immediately following the Trade Date for such Transaction.

Valuation Time:	For any Transaction, the time determined in accordance with Section 6.1 of the Equity Definitions.

Valuation Date(s):
For any Transaction, unless otherwise specified in the Confirmation for such Transaction, the *** Scheduled Trading Days immediately preceding, and including, the Termination Date for such Transaction (the period of such days, the “Valuation Period” for such Transaction); provided that, if Citi determines, in its reasonable discretion, that as of the date *** Scheduled Trading Days immediately preceding the Termination Date for such Transaction, in light of existing liquidity conditions in the cash market or any other market relevant to the unwind of Citi’s Hedge Positions maintained in connection with such Transaction, the average daily trading volume of the Shares is materially smaller than the average daily trading volume during the Hedging Period for such Transaction, Citi shall extend the Valuation Period for such Transaction in the manner that would result in the number of Shares, with respect to which such Transaction is unwound on any Valuation Date, to represent substantially the same average percentage of the daily trading volume in the Shares as the average percentage of the daily trading volume with respect to which Citi (or any counterparty to a Hedge Position with Citi) established its Hedge Positions for such Transaction during the Hedging Period for such Transaction; provided, further that, if as a result of any such extension, any Valuation Date for such Transaction would occur on the same date as a “Valuation Date” for any other Transaction under this Master Confirmation, such Valuation Date shall be postponed until a Scheduled Trading Day that is not a Valuation Date for any other Transaction under this Master Confirmation.

Termination Date:
For any Transaction, a date specified as such in the Pricing Supplement for such Transaction and occurring on the first Scheduled Trading Day following the second anniversary of the Hedging Period End Date for such Transaction; provided that such date may be postponed with respect to any Transaction if the Calculation Agent extends the Valuation Period of such Transaction pursuant to the provisions of “Valuation Date(s)” above or pursuant to the provisions of “Hedging and Valuation Disruption” below because any Valuation Day during such Valuation Period is a Disrupted Day.

Final Price:	For any Transaction, an amount per Share equal to the arithmetic average of the Reference Prices for each Valuation Date for such Transaction.

Hedging and Valuation Disruption:
The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words “at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be” and inserting the words “at any time on any Scheduled Trading Day during the Hedging Period or the Valuation Period” after the word “material,” in the third line thereof.

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Notwithstanding anything to the contrary in the Equity Definitions, to the extent that a Disrupted Day occurs (i) during the Hedging Period or the Valuation Period for any Transaction, the Calculation Agent may, in its good faith and commercially reasonable discretion, extend such Hedging Period or such Valuation Period (and postpone the Final Termination Date for such Transaction) by one Scheduled Trading Day for each such Disrupted Day, and (ii) if any such Disrupted Day is a Disrupted Day because of a Market Disruption Event (or a deemed Market Disruption Event as provided herein), the Calculation Agent shall determine whether (A) such Disrupted Day is a Disrupted Day in full, in which case the Reference Price for such Disrupted Day shall not be used for purposes of determining the Initial Price or the Final Price, as the case may be, or (B) such Disrupted Day is a Disrupted Day only in part, in which case, the Reference Price for such Disrupted Day shall be determined by the Calculation Agent based on any transactions effected in the Shares on such Disrupted Day effected before the relevant Market Disruption Event occurred and/or after the relevant Market Disruption Event ended, and the weighting of the Reference Price for such Disrupted Day used by the Calculation Agent for purposes of determining the Initial Price or the Final Price shall be adjusted by the Calculation Agent, in a commercially reasonable manner, with such adjustment based on, among other factors, the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares.

If a Disrupted Day in full occurs during the Hedging Period or the Valuation Period for any Transaction, and each of the five (5) Scheduled Trading Days immediately following such Disrupted Day is also a Disrupted Day in full, then the Calculation Agent, in its good faith and commercially reasonable discretion, may deem such fifth (5th) Scheduled Trading Day to be an Exchange Business Day that is not a Disrupted Day and determine the Reference Price for such Scheduled Trading Day using its good faith estimate of the value of the Shares on such Scheduled Trading Day based on the volume, historical trading patterns and price of the Shares and such other factors as it deems appropriate.

Floating Amounts:

Floating Amounts Payment:	There shall be no Floating Amount payable in connection with any Transaction under this Master Confirmation.

Settlement Terms:

Settlement Method Election:	Not Applicable

Cash Settlement:	Applicable

Settlement Currency:	USD

Cash Settlement Payment Date:	For any Transaction, the third (3rd) Currency Business Day following the final Valuation Date for such Transaction.

Additional Early Termination Events:

Partial Termination Event:
If on any day during the Term of any Transaction under this Master Confirmation, Citi determines that its Equity Percentage with respect to all Transactions exceeds 9.9% under this Master Confirmation, an Additional Termination Event shall be deemed to have occurred.  Upon the occurrence of such Additional Termination Event, Citi shall, by written notice to Counterparty, designate an Early Termination Date occurring as promptly as reasonably practicable following the occurrence of such Additional Termination Event (such date, the “Partial Termination Date”), with respect to any Transaction or a portion of such Transaction such that (but solely to the extent necessary to ensure that), after the termination relating to such Partial Termination Event, the Equity Percentage, as determined by Citi, is 9.9%.  In the event that an Early Termination Date is designated pursuant to the immediately preceding sentence, then with respect to the terminated portion of any Transaction, (i) such portion shall be terminated as of the Partial Termination Date as if an Additional Termination Event shall have occurred under Section 5(b)(v) of the Agreement with respect to such terminated portion, (ii) the relevant Partial Termination Date shall be an Early Termination Date for such terminated portion, (iii) Counterparty shall be the sole Affected Party with respect to such partial termination, (iv) such terminated portion shall be the sole Affected Transaction under the Agreement, and (v) the Number of Shares for such Transaction shall be reduced by such terminated portion and all other terms of such Transaction, including the Equity Notional Amount and the Equity Amount, shall be reduced pro rata, as determined by the Calculation Agent in its sole discretion, to reflect such partial termination.

The “Equity Percentage”, as of any day, means the fraction (i) the numerator of which is equal to the aggregate Number of Shares for all Transactions under this Master Confirmation and (ii) the denominator of which is equal to the number of Shares outstanding on such day.

Dividends:

Extraordinary Dividends:
Any dividend or distribution on the Shares, including any dividend or distribution paid exclusively in cash (other than any dividend or distribution of the type described in Section 11.2(e)(i), Section 11.2(e)(ii)(A) or Section 11.2(e)(ii)(B) of the Equity Definitions).

Payment Obligation in Respect
of Extraordinary Dividends:
In the event of any Extraordinary Dividend for which the ex-dividend date occurs during the period from, but excluding, the Trade Date for any Transaction hereunder to, and including, the Termination Date for such Transaction, Citi shall make a payment to Counterparty, within three (3) Scheduled Trading Days of the date that such Extraordinary Dividend is delivered or paid to holders of Shares, in an amount equal to (a) to the extent of any such Extraordinary Dividend in the form of cash, the product of (i) the Number of Shares for such Transaction and (ii) the amount of cash that would be received by a holder of one Share in connection with such Extraordinary Dividend, as determined by the Calculation Agent, and (b) to the extent of any such Extraordinary Dividend in the form of other property, the product of (i) the Number of Shares for such Transaction and (ii) the fair market value of the property that would be received by a holder of one Share in connection with such Extraordinary Dividend, as determined by the Calculation Agent, in each case net any amounts withheld by Citi in accordance with any applicable laws or regulations; provided, however, that if the ex-dividend date occurs during the Valuation Period for any Transaction hereunder, the Calculation Agent may reduce the amount of any such payment to reflect the portion of Citi's Hedge Positions for such Transaction that have been unwound during the period from, and including, the initial Valuation Date for such Transaction to, and excluding, such ex-dividend date.

Re-investment of Dividends:	Not Applicable

Adjustments:

Method of Adjustment:
Calculation Agent Adjustment; provided, however that, the Calculation Agent shall not make any adjustment to the terms of any Transaction hereunder in connection with any dividend or distribution paid on the Shares to the extent that such dividend or distribution is paid by Citi to Counterparty pursuant to the provisions opposite the caption “Extraordinary Dividends” above, except as specifically provided in such provisions.

Extraordinary Events:

New Shares:
In the definition of New Shares in Section 12.1(i) of the Equity Definitions, the text in clause (i) thereof shall be deleted in its entirety and replaced with “publicly quoted, traded or listed on any of the New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or their respective successors) and of an entity or person organized under the laws of the United States, any State thereof or the District of Columbia”.

Consequences of Merger Events:

Share-for-Share:	Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	Citi

Tender Offer:	Applicable

Share-for-Share:	Calculation Agent Adjustment

Share-for-Other:	Calculation Agent Adjustment

Share-for-Combined:	Calculation Agent Adjustment

Determining Party:	Citi

Composition of
Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:	Cancellation and Payment

In addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is not located in the United States or the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); provided that, if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange.

Additional Disruption Events:

Change in Law:
Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the word “Shares” with the phrase “Hedge Positions”, (ii) replacing the phrase “the interpretation” in the third line thereof with the phrase “or public announcement of the formal or informal interpretation” and (iii) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by Citi on the Trade Date”.

Insolvency Filing:	Applicable

Hedging Disruption:	Applicable

Increased Cost of Hedging:
Applicable.  The notice required to be provided to the Non-Hedging Party in accordance with Section 12.9(b)(vi) of the Equity Definitions shall include a certificate from Citi to Counterparty setting forth in reasonable detail the computation of the amount of the increased costs and the corresponding Price Adjustment.

Hedging Party:	For all applicable Additional Disruption Events, Citi

Determining Party:	For all applicable Additional Disruption Events, Citi

Additional Representations, Agreements and Acknowledgments:

Non-Reliance:	Applicable

Agreements and Acknowledgments
Regarding Hedging Activities:
Applicable; provided that, Citi acknowledges that, with respect to any Transaction, in connection with the establishment of its initial Hedge Positions for such Transaction during the Hedging Period and the unwind of such Hedge Positions during the Valuation Period for such Transaction, Citi shall use its good faith efforts to establish such Hedge Positions, on any Scheduled Trading Day during the Hedging Period for such Transaction, and unwind such Hedge Positions, on any Valuation Date for such Transaction, with respect to the pro rata portion of the Number of Shares for such Transaction reflecting, as applicable, the number of Scheduled Trading Days during the Hedging Period for such Transaction and the number of Valuation Dates for such Transaction.

Additional Acknowledgments:	Applicable

No Rights With Respect
To Shares:
Counterparty acknowledges and agrees that (a) Citi has no obligation to hedge any Transaction hereunder, (b) if Citi elects to hedge any Transaction hereunder, Citi may hedge such Transaction in any manner that it deems appropriate and, (c) if Citi elects to hedge any Transaction hereunder, Counterparty shall not acquire any right to vote, to dispose of any Shares, to give any consent with respect to any Shares or to control the unwind of any Hedge Positions established and maintained by Citi with respect to such Transaction or otherwise; provided that, notwithstanding the foregoing, to the extent Citi engages in any hedging activities with respect to any Transaction, Citi agrees with Counterparty that Citi, in connection with establishing and maintaining any Hedge Positions with respect to such Transaction, shall solely establish and maintain such Hedge Positions in transactions consisting of cash-settled swaps, cash-settled options or other equivalent cash-settled “synthetic” positions, and that each position, so established by Citi with any individual counterparty (together with all of its Affiliates and Associates, each as defined under Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”)) of Citi to any such Transaction, shall not reference a number of Shares greater than 3.33% of the outstanding Shares, calculated as of the date of this Master Confirmation and, if Counterparty has delivered a notice to Citi pursuant to Section 6(f) of this Master Confirmation prior to the Trade Date for any such Transaction, taking into account the number of Shares set forth in such notice, or greater than 9.9% of the outstanding Shares, calculated as of the date of this Master Confirmation and, if Counterparty has delivered a notice to Citi pursuant to Section 6(f) of this Master Confirmation prior to the Trade Date for any such Transaction, taking into account the number of Shares set forth in such notice, in the aggregate among all counterparties across all Transactions.

4.           Representations, Warranties and Covenants:

(a)          In connection with this Master Confirmation, each Confirmation, each Transaction to which a Confirmation relates and any other documentation relating to the Agreement, each party to this Master Confirmation represents and warrants to, and agrees with, the other party that:

(i)           it is an “accredited investor”, as defined in Section 2(a)(15)(ii) of the Securities Act; and

(ii)          it is an “eligible contract participant”, as defined in Section 1a(12) of the Commodity Exchange Act, as amended (the “CEA”), and this Master Confirmation and each Transaction hereunder are subject to individual negotiation by the parties and have not been executed or traded on a “trading facility” as defined in Section 1a(33) of the CEA.

 (b)         Counterparty represents and warrants to, and agrees with, Citi on the Trade Date of each Transaction that:

(i)           its financial condition is such that it has no need for liquidity with respect to its investment in such Transaction and no need to dispose of any portion thereof to satisfy any existing or contemplated undertaking or indebtedness;

(ii)          its investments in and liabilities in respect of such Transaction, which it understands are not readily marketable, are not disproportionate to its net worth, and it is able to bear any loss in connection with such Transaction, including the loss of its entire investment in such Transaction;

(iii)         it understands that Citi has no obligation or intention to register such Transaction under the Securities Act or any state securities law or other applicable federal securities law;

(iv)         it understands that no obligations of Citi to it hereunder shall be entitled to the benefit of deposit insurance and that such obligations shall not be guaranteed by any Affiliate (as defined in the Exchange Act) of Citi or any governmental agency;

(v)          IT UNDERSTANDS THAT SUCH TRANSACTION IS SUBJECT TO COMPLEX RISKS THAT MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS;

(vi)         it is in compliance in all material respects with its reporting obligations under the Exchange Act, including, without limitation, Sections 13 and 16 of the Exchange Act, and the rules and regulations promulgated thereunder, and will, as and to the extent required by the Exchange Act, file promptly an amendment to its Scheduled 13D and Form 4 disclosing such Transaction and shall otherwise remain in compliance with respect to its disclosure obligations with respect to such Transaction under Sections 13 and 16 of the Exchange Act;

(vii)        it is not entering into such Transaction with the purpose to create, and shall not engage in any other securities or derivatives transactions with the purpose to create, actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or to manipulate the price of the Shares (or any security convertible into or exchangeable for Shares);

(viii)       the execution and delivery of this Master Confirmation or the Confirmation for any Transaction, or the incurrence or performance of obligations of Counterparty hereunder will not conflict with or result in a breach of the certificate of incorporation or by laws (or any equivalent documents) of Counterparty, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which Counterparty or any of its subsidiaries is a party or by which Counterparty or any of its subsidiaries is bound or to which Counterparty or any of its subsidiaries is subject, or constitute a default under, or result in the creation of any lien under, any such agreement or instrument;

(ix)         it has sufficient knowledge and expertise to enter into such Transaction and it is entering into such Transaction in reliance upon such tax, accounting, regulatory, legal, and financial advice as its deems necessary and not upon any view expressed by any other person;

(x)          it has made its own independent decision to enter into such Transaction, is acting at arm’s length and is not relying on any communication (written or oral) of any other party as a recommendation or investment advice regarding such Transaction;

(xi)         it has the capability to evaluate and understand (on its own behalf or through independent professional advice), and does understand, the terms, conditions and risks of such Transaction and is willing to accept those terms and conditions and to assume (financially and otherwise) those risks; and

(xii)        it acknowledges and agrees that Citi is not acting as a fiduciary or advisor to it in connection with such Transaction.

(c)          Counterparty represents and warrants to, and agrees with, Citi that, (x) with respect to clause (i) below, as of the Trade Date and, (y) with respect to clauses (ii) and (iii) below, for any Scheduled Trading Day during the Hedging Period for any Transaction:

(i)           if it were to have effected transactions in any Shares on such date, whether on the Exchange or otherwise, such transactions would not have violated any applicable securities law applicable to Counterparty;

(ii)          to the best of Counterparty’s knowledge, the Issuer is not, and neither Counterparty nor any of its direct or indirect parent entities has, since the Currency Business Day immediately preceding the first Scheduled Trading Day in the Hedging Period, caused the Issuer to be engaged in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of the Issuer, other than a distribution meeting the requirements of the exception set forth in Section 101(b)(10) or 102(b)(7) of Regulation M; and

(iii)         it has not, since the Trade Date for such Transaction, directly or indirectly (including by means of a derivative instrument) entered into any transaction involving the  purchase of any Shares, including any cash settled derivative providing it with a long exposure to Shares, other than through Citi.

(d)          Citi represents and warrants to, and agrees with, Counterparty that, as of the date of this Master Confirmation, Citi and its Associates and Affiliates (each as defined under Rule 12b-2 under the Exchange Act), taken together, beneficially own approximately [_____] Shares.

(e)          Citi represents and warrants to, and agrees with, Counterparty that, as of the date of this Master Confirmation, Citi is not, and at any time during the term of any Transaction under this Master Confirmation, will not be, a party to any agreement, arrangement or understanding between Citi and any one or more counterparties to any of Citi's Hedge Positions providing for the acquisition of Shares by Citi or requiring any such counterparty to acquire any Shares.

(f)           Citi represents and warrants to, and agrees with, Counterparty that, as of the date of this Master Confirmation and as of each date on which Citi enters into any Hedge Position with respect to a Transaction, (i) Citi is not aware of the counterparty to such Hedge Position having contact with, or knowledge of the identity of, any other counterparty to Citi's Hedge Positions in their capacities as such counterparties, and (ii) Citi is not aware of the counterparty to such Hedge Position making its decision to acquire any Shares in connection with the establishment of such Hedge Position in conjunction with any other counterparty to Citi’s Hedge Positions.

5.           Conditions to Citi’s Obligations:

(a)          Notwithstanding anything to the contrary in this Master Confirmation or the Agreement, Citi’s obligations under this Master Confirmation shall be subject to the following condition:

(i)           On the date of this Master Confirmation, Counterparty shall deliver to Citi an opinion of outside counsel, such outside counsel and the form and substance of such opinion reasonably satisfactory to Citi, with respect to Counterparty as to matters covered in Section 3(a) of the Agreement; and

(ii)          On the date of this Master Confirmation, Counterparty shall deliver to Citi an executed copy of a letter agreement from the Issuer substantially in the form of Exhibit C hereto.

6.           Miscellaneous:

(a)          Early Termination.  The parties agree that Second Method and Loss shall apply to each Transaction under this Master Confirmation, as such terms are defined in the Agreement.

(b)          Netting of Obligations. The respective cash payment obligations on any day of Counterparty, on the one hand, and Citi, on the other hand, falling on the same day, whether under a single or multiple Transactions hereunder and including any Transfers pursuant to Section 8 of this Master Confirmation, shall be netted.

(c)          Priority of Claims.  The parties acknowledge and agree that Counterparty’s obligations with respect to each Transaction under this Master Confirmation and any claims arising out of or relating hereto shall rank at least pari passu in all respects with all of its other obligations to unsecured, unsubordinated creditors.

(d)          Securities Contract; Swap Agreement.  The parties hereto intend for: (i) each Transaction hereunder to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”), and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 555 and 560 of the Bankruptcy Code; (ii) a party’s right to liquidate a Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code; (iii) any cash, securities or other property provided as performance assurance, credit support or collateral with respect to a Transaction to constitute “margin payments” and “transfers” under a “swap agreement” as defined in the Bankruptcy Code; and (iv) all payments for, under or in connection with a Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” and “transfers” under a “swap agreement” as defined in the Bankruptcy Code.

(e)          10b5-1 Plan.  Subject to the terms of this Master Confirmation, Counterparty acknowledges and agrees that (i) all transactions with respect to Citi’s establishment of its Hedge Positions with respect to any Transaction shall be made in Citi’s sole discretion and for Citi’s own account, and (ii) Counterparty does not have, and shall not attempt to exercise, any influence over how, when, whether and at what prices to effect such transactions.  It is the intent of Counterparty and Citi that each Transaction comply with the requirements of Rule 10b5-1(c) of the Exchange Act and that this Master Confirmation and any Confirmation shall be interpreted to comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and Counterparty shall take no action that results in such Transaction not so complying with such requirements.

(f)           Repurchase Notices.  Counterparty shall, on any Business Day on which Counterparty becomes aware that Issuer has effected any repurchase of Shares, promptly give Citi a written notice of such repurchase (a “Repurchase Notice”) on such day if, to Counterparty’s knowledge, following such repurchase, the Equity Percentage, as determined on such day, is equal to or greater than 9.9%; provided, however, that in no event shall Counterparty be required to provide such notice to Citi at any time when such information is not publicly available.

(g)          Unwind of Hedge Positions.  Counterparty hereby agrees that if, as a result of any change in law or public interpretation of law by the U.S. Securities and Exchange Commission after the date hereof, any unwind of the Hedge Positions by either Citi or any counterparties of Citi, with respect to any Hedge Positions effected and maintained by Citi for the purpose of hedging its obligations under any Transaction, in Citi’s reasonable discretion, based on the advice of nationally recognized outside counsel to Citi, cannot be effected in the U.S. public market by such counterparty without registration under the Securities Act, the term of such Transaction shall be extended for the period of up to six (6) months, on terms substantially identical to the terms contained in this Master Confirmation and the Confirmation and the Pricing Supplement for such Transaction, in order to provide for an orderly unwind of such Hedge Positions in accordance with the applicable restrictions under the Securities Act, and Counterparty shall reasonably cooperate with Citi and such counterparties in their efforts to unwind such Hedge Positions, in transactions with third parties, in compliance with any available exemption under the Securities Act.

(h)          Indemnification.  Counterparty agrees to indemnify and hold harmless Citi, its affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (Citi and each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject, and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened third-party claim or any third-party action, suit or proceeding arising therefrom, in each case if and to the extent arising out of any of the Transactions contemplated by this Master Confirmation, whether or not such Indemnified Party is a party thereto.  Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Citi’s breach of a term of this Master Confirmation, willful misconduct or gross negligence.  If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law (but only to the extent that such harm was not caused by Citi’s breach of any term of this Master Confirmation, willful misconduct or gross negligence), to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability.  Counterparty also agrees that no Indemnified Party shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Master Confirmation or the Agreement except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from the breach of a material term of this Master Confirmation, or the Indemnified Party’s gross negligence or willful misconduct.  The provisions of this Section 6(h) shall survive completion of the Transactions contemplated by this Master Confirmation and any transfer made by Citi pursuant to Section 7(e) and shall inure to the benefit of any permitted assignee of Citi.

7.           Schedule Provisions:

(a)          Notices.  In addition to the notices contemplated by the Agreement, with respect to any Transaction under this Master Confirmation, the parties shall deliver the following notices:

To Citi:

Citigroup Global Markets Inc.
390 Greenwich Street, 5th Floor
New York, NY 10013
Attn: Corporate Equity Derivatives
Telephone: (212) 723-7452
Email: james.heathcote@citi.com

with a copy to:

Citigroup Global Markets Inc.
390 Greenwich St., 17th Floor
New York, NY  10013
Attention: Legal Group – Equity Derivatives
Facsimile: (212) 816-7772
Telephone: (212) 816-1141

To Counterparty:

Glencore International AG
Attn: Daniel Goldberg
Baarermattstrasse 3
Baar 6341
Switzerland
Facsimile: +41 41 709 3000
Telephone: +41-41-709-2000

with a copy to:

Glencore International AG
Attn: Matthew Weber
Baarermattstrasse 3
Baar 6341
Switzerland
Facsimile: +41 41 709 3000
Telephone: +41-41-709-2000

(b)	Accounts for Payment:

***

(c)          Tax Form Delivery.  For the purposes of Section 4(a)(i) and (ii) of the Agreement, Counterparty agrees to deliver such documents as Citi may request in order to allow Citi to make a payment under the Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate including, without limitation, an executed United States Internal Revenue Service Form W-8BEN (or any successor thereto), (i) upon execution of the Agreement; (ii) promptly upon reasonable demand by Citi; and (iii) promptly upon learning that any such document, including Form W-8BEN (or any successor thereto), previously provided by Counterparty has become obsolete or incorrect.

(d)          Setoff.  If, on any date, any amount (an “Early Termination Amount”) payable to one party (the “Payee”) by the other party (the “Payer”) under Section 6(e) of the Agreement, in circumstances where there is a Defaulting Party or where there is one Affected Party in the case where either a Credit Event Upon Merger has occurred or any other Termination Event in respect of which all outstanding Transactions are Affected Transactions has occurred, such amount shall, at the option of the Non-defaulting Party or the party that is not the Affected Party, as the case may be, be reduced, automatically satisfied, discharged and offset against any other amounts (“Other Amounts”) payable by the Payee to the Payer (whether or not arising under the Agreement, matured or contingent and irrespective of the currency, place of payment or place of booking of the obligation).  To the extent that any Other Amounts are so discharged or offset, those Other Amounts will be discharged promptly and in all respects.  A party taking advantage of its rights under this Section 7(d) will give notice to the other party of any discharge or set-off effected under this Section 7(d).  For this purpose, either the Early Termination Amount or the Other Amounts (or the relevant portions of such amounts) may be converted by such party into the currency in which the other is denominated at the rate of exchange at which such party would be able, in good faith and using commercially reasonable procedures, to purchase the relevant amount of such currency. If an obligation is unascertained, such party may in good faith estimate that obligation and set off with respect to the estimate, subject to the relevant party accounting to the other when the obligation is ascertained.  Nothing in this Section 7(d) will be effective to create a charge or other security interest.  This Section 7(d) will be without prejudice and in addition to any right of set-off, offset, combination of accounts, lien, right of retention or withholding or similar right or requirement to which any party is at any time otherwise entitled or subject (whether by operation of law, contract or otherwise).

(e)          Transfer.  Notwithstanding any provision of the Agreement to the contrary, Citi shall be entitled to assign its rights and obligations hereunder to make or receive cash payments and other related rights to one or more entities that are wholly-owned, directly or indirectly, by Citigroup Inc., or any successor thereto (each, a “Citi Affiliate”); provided that Citi shall be discharged of its obligations to Counterparty only to the extent of the performance thereof by such Citi Affiliate.

(f)           Additional Termination Events.  In addition to the Termination Events specified in the Master Confirmation it shall constitute an Additional Termination Event, with respect to which Counterparty shall be the sole Affected Party, if Counterparty becomes an “Acquiring Person” within the meaning of the Rights Agreement.

(g)          Confidentiality.  Notwithstanding any provision in this Master Confirmation, any Confirmation or the Agreement, in connection with Section 1.6011-4 of the Treasury Regulations, the parties hereby agree that each party (and each employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

(h)          Evidence of Authority.  On the date hereof, Counterparty will provide to Citi evidence satisfactory to Citi of its authority to enter into Transactions hereunder and the incumbency of the designated signatory of the Counterparty.

(i)           Consent to Recording.  Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their Affiliates in connection with this Master Confirmation and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of it and its Affiliates.

(j)           Severability; Illegality.  If compliance by either party with any provision of a Transaction would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of the Transaction shall not be invalidated, but shall remain in full force and effect.

(k)          Governing Law.  THIS MASTER CONFIRMATION WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ANY PROVISION OR ELEMENT OF CHOICE OF LAW DOCTRINE THAT WOULD PROVIDE OTHERWISE.

(l)           Waiver of Trial by Jury.  EACH OF COUNTERPARTY AND CITI HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS TRANSACTION OR THE ACTIONS OF CITI OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(m)         Submission to Jurisdiction.  THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS.

8.           Collateral Provisions:  This Section 8 is intended to make specifications in respect of Paragraph 13 of the printed form of the 1994 ISDA Credit Support Annex (Bilateral Form—ISDA Agreements Subject to New York Law Only), as published by ISDA (the “Form Credit Support Annex”), which is hereby incorporated herein, and such provisions contained in this Section 8 shall constitute the Credit Support Document solely with respect to any Transaction arising under this Master Confirmation; provided that, for the avoidance of doubt, any Credit Support Amount calculated pursuant to the provisions of this Section 8 shall not be taken into account when calculating any “Exposure” or “Credit Support Amount” under any other credit support document between Counterparty and Citi, whether entered simultaneously with or following the date of this Master Confirmation.  For the purposes of this Section 8, paragraphs 1 through 12 of the Form Credit Support Annex are incorporated by reference herein, subject to the elections and modifications set out below.  Any defined term used in this Section 8 but not otherwise defined herein shall have the meaning assigned to such term in this Master Confirmation.  In the case of any inconsistency between the definitions or provisions of this Section 8 and the Form Credit Support Annex, the relevant definitions or provisions of this Section 8 shall prevail.

(a)          Security Interest for “Obligations”.  The term “Obligations” as used in this Section 8 has the meaning specified in Paragraph 12 of the Form Credit Support Annex and includes no additional obligations with respect to either Citi or Counterparty.

(b)          Credit Support Obligations.

(i)           Delivery Amount.  Paragraph 3(a) of the Form Credit Support Annex shall be amended and restated in its entirety as follows:  “On the first Scheduled Trading Day following the Hedging Period End Date for each Transaction, Counterparty shall Transfer to Citi, without any requirement for a demand therefor by Citi, Eligible Credit Support in an amount equal to the Delivery Amount with respect to such Transaction.  “Delivery Amount”, with respect to each Transaction, means the Credit Support Amount with respect to such Transaction.”

(ii)          Return Amount.  “Return Amount” has the meaning set forth in Paragraph 3(b) of the Form Credit Support Annex, subject to the provisions of “Credit Support Amount”, below.

(iii)         Credit Support Amount.  In lieu of the meaning specified in Paragraph 12 of the Form Credit Support Annex, “Credit Support Amount” means, with respect to Counterparty as Pledgor, the sum, across all Transactions under the Master Confirmation, of the Credit Support Amounts specified as such in the Pricing Supplement for each such Transaction, each of which Credit Support Amounts shall be equal, as of each day occurring during the term of any Transaction prior to the Cash Settlement Payment Date for such Transaction, to the product of (i) the Number of Shares for such Transaction, and (ii) the Initial Price for such Transaction.  For the avoidance of doubt, the Credit Support Amount with respect to a Transaction will be reduced to USD 0 on the Cash Settlement Payment Date applicable to such Transaction.  Notwithstanding anything to the contrary in Paragraphs 3(b) or 4(b) of the Form Credit Support Annex, Citi shall Transfer to Counterparty an amount equal to the Return Amount resulting from such reduction in the Credit Support Amount on the same day as such reduction occurs, without any requirement for a demand therefor by Counterparty.  If the Equity Amount applicable to a Transaction is a negative number, Citi shall, in lieu of Transferring to Counterparty the amount that would otherwise be due to Counterparty under Paragraph 3(b) of the Form Credit Support Annex, Transfer to Counterparty an amount net of the absolute value of the Equity Amount applicable to such Transaction, and Counterparty’s obligation to pay the absolute value of such Equity Amount on the relevant Cash Settlement Payment Date shall thereby be satisfied and discharged as a result of such netting.  In addition, in connection with the payment of the Commission for any Transaction on the Cash Settlement Payment Date for such Transaction, in lieu of Transferring to Counterparty the amount that would otherwise be due to Counterparty under Paragraph 3(b) of the Form Credit Support Annex, Citi shall Transfer to Counterparty an amount net of such Commission, and Counterparty’s obligation to pay such Commission on the relevant Cash Settlement Payment Date shall thereby be satisfied and discharged as a result of such netting.

(iv)         Eligible Collateral.  The following item will qualify as “Eligible Collateral” for each party:

(A)	USD Cash, for which a “Valuation Percentage” of 100% shall be applicable.

(v)          Other Eligible Support.  There will be no “Other Eligible Support”.

(vi)         Thresholds.

(A)          “Independent Amount” means, with respect to Citi:  none.

“Independent Amount” means, with respect to Counterparty:  none.

(B)          “Threshold” means, with respect to Citi:  infinity.

“Threshold” means, with respect to Counterparty:  zero.

(C)          “Minimum Transfer Amount” means, with respect to each party:  zero.

(D)          Rounding.   Not Applicable.

(c)          Valuation and Timing.

(i)           “Valuation Agent” means the Secured Party.

(ii)          “Valuation Date” means each Local Business Day.

(iii)         “Valuation Time”.  Not Applicable.

(iv)         “Notification Time” means 1:00 p.m., New York time, on a Local Business Day.

(v)          Paragraph 4(b) of the Form Credit Support Annex is amended by substituting “same” for “next” in the third line and substituting “next” for “second” in the fifth line.

(d)          Conditions Precedent and Secured Party’s Rights and Remedies.  The following Termination Event will be a “Specified Condition” for both Citi and Counterparty (that party being the Affected Party if the Termination Event occurs with respect to that party), if, in relation to the occurrence of such event, the Transaction is an Affected Transaction:

(i)           Additional Termination Events

(e)          Substitution.  Not Applicable.

(f)           Dispute Resolution.  The provisions of Paragraph 5 of the Form Credit Support Annex will not apply.

(g)          Holding and Using Posted Collateral.

(i)           Eligibility to Hold Posted Collateral; Custodian.  Citi and its Custodian will be entitled to hold Posted Collateral.

(ii)          Use of Posted Collateral.  The provisions of Paragraph 6(c)(i) of the Form Credit Support Annex will apply.

(h)          Distributions and Interest Amount.   The provisions of Paragraph 6(d) of the Form Credit Support Annex will not apply.

(i)           Additional Representation(s).  None.

(j)           Other Eligible Support and Other Posted Support.  None.

(k)          Other Provisions.

(i)           For the avoidance of doubt, the parties agree that for the purposes of this Section 8, Citi is the sole Secured Party and Counterparty is the sole Pledgor.

(ii)          Actions Hereunder.  Citi may take any actions under this Section 8 through the Custodian or any Citi Affiliate or agent; provided that, Citi shall be discharged of its obligations to Counterparty only to the extent of the performance thereof by such Citi Affiliate or such agent.

(iii)         Events of Default.  Paragraph 7 of the Form Credit Support Annex is amended by substituting in clause (i) the words “one Local Business Day” in place of “two Local Business Days”; by inserting in clause (iii) the words “under this Annex” immediately after the words “or obligation”; and by substituting in clause (iii) “10 days” in place of “30 days”.

Counterparty hereby agrees (a) to check this Master Confirmation promptly upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between Citi and Counterparty, by manually signing this Master Confirmation and providing any other information requested herein and immediately returning an executed copy to Confirmation Unit via 646-291-3965.  Hard copies should be returned to Citigroup Global Markets Inc., 333 West 34th Street, 2nd Floor, New York, New York 10001, Attention:  Confirmation Unit.

Yours sincerely,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Herman Hirsch
Name: Herman Hirsch
Title: Managing Director

Confirmed as of the date first above written:

GLENCORE INTERNATIONAL AG

By:	/s/ Barbara Bodmer	/s/ Stefan Peter
	Name: Barbara Bodmer	Stefan Peter
	Title: Officer	Officer

[Signature Page to Master Terms and Conditions for Swap Transactions]

EXHIBIT A

FORM OF SWAP CONFIRMATION

CONFIRMATION

Date:	_________________

To:	Glencore International AG (“Counterparty”)
Telefax No.:	+41 41 709 3000
Attention:	Daniel Goldberg

From:	Citigroup Global Markets Inc. (“Citi”)
Telefax No.:	212-615-8985

Transaction Reference Number:  ____________________

The purpose of this communication (this “Confirmation”) is to set forth the terms and conditions of the above-referenced Transaction entered into on the Trade Date specified below between Counterparty and Citi.  This Confirmation supplements, forms a part of, and is subject to the Master Terms and Conditions for Swap Transactions dated as of [______], and as amended from time to time (the “Master Confirmation”), between Counterparty and Citi.

1.           The definitions and provisions contained in the Definitions (as such term is defined in the Master Confirmation) and in the Master Confirmation are incorporated into this Confirmation.  In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

2.           The particular Transaction to which this Confirmation relates shall have the following terms:

Trade Date:	[____ __, 2010]

Number of Shares:	[___________]

[Hedging Period End Date:	[____ __, 201_]]

[Number of Valuation Dates:	[_____]]

A-1

Counterparty hereby agrees (a) to check this Confirmation promptly upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between Citi and Counterparty with respect to the particular Transaction to which this Confirmation relates, by manually signing this Confirmation and providing any other information requested herein or in the Master Confirmation and immediately returning an executed copy to Confirmation Unit via 646-291-3965.  Hard copies should be returned to Citigroup Global Markets Inc., 333 West 34th Street, 2nd Floor, New York, New York 10001, Attention:  Confirmation Unit.

Yours sincerely,

CITIGROUP GLOBAL MARKETS INC.

By:
Name:
Title:

Confirmed as of the
date first above written:

GLENCORE INTERNATIONAL AG

By:
Name:
Title:

[Signature Page to Confirmation—Swap Transaction]

A-2

EXHIBIT B

FORM OF PRICING SUPPLEMENT

PRICING SUPPLEMENT

Date:	_________________

To:	Glencore International AG (“Counterparty”)
Telefax No.:	+41 41 709 3000
Attention:	Daniel Goldberg

From:	Citigroup Global Markets Inc. (“Citi”)
Telefax No.:	212-615-8985

Transaction Reference Number:  ____________________

The purpose of this communication (this “Pricing Supplement”) is to set forth certain terms of the above-referenced Transaction entered into on [_____________], between Counterparty and Citi.  This Pricing Supplement supplements, forms a part of, and is subject to the Master Terms and Conditions for Swap Transactions dated as of [_____________] and as amended from time to time (the “Master Confirmation”), between Counterparty and Citi.

1.           The definitions and provisions contained in the Definitions (as such term is defined in the Master Confirmation) and in the Master Confirmation are incorporated into this Pricing Supplement.  In the event of any inconsistency between those definitions and provisions and this Pricing Supplement, this Pricing Supplement will govern.

2.           The particular Transaction to which this Pricing Supplement relates shall have the following terms:

[Number of Shares:	[_____]]

Initial Price:	USD [___]

Credit Support Amount:	USD [______]

[Structuring Fee:	USD [___]]

Commission:	USD [___]

Equity Notional Amount:	USD [___]

Termination Date:	[____ __, 2012]

B-1

Counterparty hereby agrees (a) to check this Pricing Supplement promptly upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the specified terms of the agreement between Citi and Counterparty with respect to the particular Transaction to which this Pricing Supplement relates, by manually signing this Pricing Supplement and providing any other information requested herein or in the Master Confirmation and immediately returning an executed copy to Confirmation Unit via 646-291-3965.  Hard copies should be returned to Citigroup Global Markets Inc., 333 West 34th Street, 2nd Floor, New York, New York 10001, Attention:  Confirmation Unit.

Yours sincerely,

CITIGROUP GLOBAL MARKETS INC.

By:
Name:
Title:

Confirmed as of the
date first above written:

GLENCORE INTERNATIONAL AG

By:
Name:
Title:

B-2

EXHIBIT C

CONFIDENTIAL

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

July 2, 2010

Glencore International AG
Baarermattstrasse 3
6341 Baar, Switzerland
Attn: Daniel Goldberg

Ladies and Gentlemen:

Reference is made to the Master Terms and Conditions for Swap Transactions between Citigroup Global Markets Inc. ("Citi") and Glencore International AG ("Glencore"), dated as of July 2, 2010, attached hereto as Exhibit A (the "Master Terms Agreement"), and the Tax Benefit Preservation Plan, between Century Aluminum Company (the "Company") and Computershare Trust Company, N.A., as rights agent, dated as of September 29, 2009, attached hereto as Exhibit B (as amended, the "Rights Agreement").  Capitalized terms used but not defined herein shall have the meanings given to them in the Rights Agreement unless otherwise indicated.

Glencore represents and warrants to the Company that, as of the date of this letter agreement, Glencore and its Associates and Affiliates, taken together, Beneficially Own 36,224,317 shares of Common Stock (not including shares of Common Stock issuable upon the conversion of the shares of the Company’s Series A Preferred Stock hereinafter referenced, but including 19,000 shares of Common Stock subject to presently exercisable options held directly by Mr. Willy R. Strothotte, who holds such options as nominee for Glencore and certain of its Affiliates) and 82,942.87 shares of the Company’s Series A Preferred Stock, par value $0.01 per share (it being understood and agreed that neither Glencore nor any of its Affiliates or Associates shall obtain Beneficial Ownership of any Company security by virtue of (i) entering into the Master Terms Agreement (together with the Confirmations, the Pricing Supplements and the Agreement as defined and referred to therein, in each case substantially in the form attached hereto as Exhibit A) or (ii) any of the transactions contemplated by the terms of the Master Terms Agreement (together with the Confirmations, the Pricing Supplements and the Agreement as defined and referred to therein, in each case substantially in the form attached hereto as Exhibit A)).  Except for the Master Terms Agreement, the Agreement, the Confirmations and the Pricing Supplements, in each case substantially in the form attached hereto as Exhibit A, and the transactions expressly contemplated thereby, Glencore represents that, as of the date of this Agreement, Glencore is not a party to, and agrees that prior to the termination of all Transactions (as defined in the Master Terms Agreement) under the Master Terms Agreement, Glencore will not enter into, any contract, arrangement or understanding with any party that Glencore knows to be a counterparty to Citi's Hedge Positions (as defined in the Master Terms Agreement), in each case, with respect to (i) the acquisition by Glencore or any of its Affiliates or Associates of any Common Stock of the Company held by such counterparty to Citi's Hedge Positions (the "Covered Common Stock"), or (ii) the voting by Glencore or any of its Affiiliates or Associates of any Covered Common Stock (each a "Covered Contract"), or enter into any contract, arrangement or understanding directing any third party to enter into any Covered Contract with any counterparty to Citi's Hedge Positions; provided, however that, notwithstanding anything to the contrary in this letter agreement, the agreements and acknowledgements of Glencore in this sentence shall not prohibit, and Glencore and its Affiliates and Associates shall be permitted to enter into and/or effect, (x) any acquisition of Covered Common Stock pursuant to open-market transactions on a national securities exchange, (y) any acquisition of Covered Common Stock pursuant to a tender offer for all or a portion of the Common Stock or any other business combination involving the Company or (z) any voting contract, arrangement or understanding (including, without limitation, any proxy (whether revocable or irrevocable)) entered into in connection with any public solicitation of proxies or consents subject to the rules and regulations promulgated under the Securities Exchange Act of 1934.  In the event that the Company determines in good faith that, solely as a result of an Opinion Development occurring after the date of this letter agreement, the Company can no longer rely upon the opinion delivered by Curtis, Mallet-Prevost, Colt & Mosle LLP ("Curtis") to Glencore, dated July 2, 2010 (the "Opinion"), the Company shall promptly so notify Glencore in writing and Glencore agrees that from and after its receipt of such notice it shall not enter into any additional Confirmations under the Master Terms Agreement until such time, if any, at which the Company determines that it can again rely upon the Opinion (provided that the Company shall give good faith consideration to any request for such a determination by Glencore).  For purposes of this paragraph, "Opinion Development" shall mean (i) the representation made by the Company in the Officer's Tax Certificate delivered by the Company to Curtis, dated July 2, 2010, ceasing to be true; (ii) a change in any of the facts upon which Curtis relied in rendering the Opinion which adversely changes the conclusions set forth in the Opinion; or (iii) a change in the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder or prevailing judicial interpretations of the foregoing which adversely changes the conclusions set forth in the Opinion.  Any notice to be sent to Glencore hereunder shall be sent contemporaneously by email to each of Steven Blumgart at Steven.Blumgart@glencore.com, Daniel Goldberg at Daniel.Goldberg@glencore.com, Richard Marshall at Richard.Marshall@glencore.com and Matthew Weber at Matthew.Weber@glencore.com.

The Company hereby acknowledges and agrees that (i) the Master Terms Agreement and the transactions contemplated by the Master Terms Agreement, provided that they are executed in accordance with the terms and on the conditions set forth in the Master Terms Agreement (together with the Confirmations, the Pricing Supplements and the Agreement referred to therein, in each case substantially in the form attached hereto as Exhibit A) (“Permitted Transactions”), shall not result in either Glencore, Citi or any of their respective Affiliates or Associates being deemed a “Beneficial Owner” of or to “beneficially own” Common Stock of the Company or to be an "Acquiring Person" for purposes of the Rights Agreement and (ii) all Permitted Transactions shall be "Exempt Transactions" pursuant to, and in accordance with, Section 35 of the Rights Agreement.  The Company and Glencore hereby acknowledge and agree that the acknowledgements and agreements of the Company in the immediately preceding sentence shall be in no way affected by, and shall remain in full force and effect notwithstanding, any breach or failure to perform any representation, warranty or agreement of Glencore pursuant to the second paragraph of this letter agreement (except for, solely with respect to such acknowledgments and agreements relating to Glencore and its Affiliates and Associates, any such breach or failure to perform which would in and of itself result in Glencore constituting an "Acquiring Person" for purposes of the Rights Agreement).

The Company agrees that Citi and its Affiliates and Associates are express third party beneficiaries of this letter agreement.

The Company and Glencore hereby acknowledge and agree that this letter agreement shall not be amended except by means of a writing executed by each of the Company and Glencore.

Very truly yours,

CENTURY ALUMINUM COMPANY

By:
Name:
Title:

Acknowledged and agreed to as of
the date first written above:

GLENCORE INTERNATIONAL AG

By:	/s/ Barbara Bodmer	/s/ Stefan Peter
	Name: Barbara Bodmer	Stefan Peter
	Title: Officer	Officer

EXHIBIT 8

CONFIDENTIAL

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

July 2, 2010

Glencore International AG
Baarermattstrasse 3
6341 Baar, Switzerland
Attn: Daniel Goldberg

Ladies and Gentlemen:

Reference is made to the Master Terms and Conditions for Swap Transactions between Citigroup Global Markets Inc. ("Citi") and Glencore International AG ("Glencore"), dated as of July 2, 2010, attached hereto as Exhibit A (the "Master Terms Agreement"), and the Tax Benefit Preservation Plan, between Century Aluminum Company (the "Company") and Computershare Trust Company, N.A., as rights agent, dated as of September 29, 2009, attached hereto as Exhibit B (as amended, the "Rights Agreement").  Capitalized terms used but not defined herein shall have the meanings given to them in the Rights Agreement unless otherwise indicated.

Glencore represents and warrants to the Company that, as of the date of this letter agreement, Glencore and its Associates and Affiliates, taken together, Beneficially Own 36,224,317 shares of Common Stock (not including shares of Common Stock issuable upon the conversion of the shares of the Company's Series A Preferred Stock hereinafter referenced, but including 19,000 shares of Common Stock subject to presently exercisable options held directly by Mr. Willy R. Strothotte, who holds such options as nominee for Glencore and certain of its Affiliates) and 82,942.87 shares of the Company's Series A Preferred Stock, par value $0.01 per share (it being understood and agreed that neither Glencore nor any of its Affiliates or Associates shall obtain Beneficial Ownership of any Company security by virtue of (i) entering into the Master Terms Agreement (together with the Confirmations, the Pricing Supplements and the Agreement as defined and referred to therein, in each case substantially in the form attached hereto as Exhibit A) or (ii) any of the transactions contemplated by the terms of the Master Terms Agreement (together with the Confirmations, the Pricing Supplements and the Agreement as defined and referred to therein, in each case substantially in the form attached hereto as Exhibit A)).  Except for the Master Terms Agreement, the Agreement, the Confirmations and the Pricing Supplements, in each case substantially in the form attached hereto as Exhibit A, and the transactions expressly contemplated thereby, Glencore represents that, as of the date of this Agreement, Glencore is not a party to, and agrees that prior to the termination of all Transactions (as defined in the Master Terms Agreement) under the Master Terms Agreement, Glencore will not enter into, any contract, arrangement or understanding with any party that Glencore knows to be a counterparty to Citi's Hedge Positions (as defined in the Master Terms Agreement), in each case, with respect to (i) the acquisition by Glencore or any of its Affiliates or Associates of any Common Stock of the Company held by such counterparty to Citi's Hedge Positions (the "Covered Common Stock"), or (ii) the voting by Glencore or any of its Affiiliates or Associates of any Covered Common Stock (each a "Covered Contract"), or enter into any contract, arrangement or understanding directing any third party to enter into any Covered Contract with any counterparty to Citi's Hedge Positions; provided, however that, notwithstanding anything to the contrary in this letter agreement, the agreements and acknowledgements of Glencore in this sentence shall not prohibit, and Glencore and its Affiliates and Associates shall be permitted to enter into and/or effect, (x) any acquisition of Covered Common Stock pursuant to open-market transactions on a national securities exchange, (y) any acquisition of Covered Common Stock pursuant to a tender offer for all or a portion of the Common Stock or any other business combination involving the Company or (z) any voting contract, arrangement or understanding (including, without limitation, any proxy (whether revocable or irrevocable)) entered into in connection with any public solicitation of proxies or consents subject to the rules and regulations promulgated under the Securities Exchange Act of 1934.  In the event that the Company determines in good faith that, solely as a result of an Opinion Development occurring after the date of this letter agreement, the Company can no longer rely upon the opinion delivered by Curtis, Mallet-Prevost, Colt & Mosle LLP ("Curtis") to Glencore, dated July 2, 2010 (the "Opinion"), the Company shall promptly so notify Glencore in writing and Glencore agrees that from and after its receipt of such notice it shall not enter into any additional Confirmations under the Master Terms Agreement until such time, if any, at which the Company determines that it can again rely upon the Opinion (provided that the Company shall give good faith consideration to any request for such a determination by Glencore).  For purposes of this paragraph, "Opinion Development" shall mean (i) the representation made by the Company in the Officer's Tax Certificate delivered by the Company to Curtis, dated July 2, 2010, ceasing to be true; (ii) a change in any of the facts upon which Curtis relied in rendering the Opinion which adversely changes the conclusions set forth in the Opinion; or (iii) a change in the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder or prevailing judicial interpretations of the foregoing which adversely changes the conclusions set forth in the Opinion.  Any notice to be sent to Glencore hereunder shall be sent contemporaneously by email to each of Steven Blumgart at Steven.Blumgart@glencore.com, Daniel Goldberg at Daniel.Goldberg@glencore.com, Richard Marshall at Richard.Marshall@glencore.com and Matthew Weber at Matthew.Weber@glencore.com.

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The Company hereby acknowledges and agrees that (i) the Master Terms Agreement and the transactions contemplated by the Master Terms Agreement, provided that they are executed in accordance with the terms and on the conditions set forth in the Master Terms Agreement (together with the Confirmations, the Pricing Supplements and the Agreement referred to therein, in each case substantially in the form attached hereto as Exhibit A) (“Permitted Transactions”), shall not result in either Glencore, Citi or any of their respective Affiliates or Associates being deemed a “Beneficial Owner” of or to “beneficially own” Common Stock of the Company or to be an "Acquiring Person" for purposes of the Rights Agreement and (ii) all Permitted Transactions shall be "Exempt Transactions" pursuant to, and in accordance with, Section 35 of the Rights Agreement.  The Company and Glencore hereby acknowledge and agree that the acknowledgements and agreements of the Company in the immediately preceding sentence shall be in no way affected by, and shall remain in full force and effect notwithstanding, any breach or failure to perform any representation, warranty or agreement of Glencore pursuant to the second paragraph of this letter agreement (except for, solely with respect to such acknowledgments and agreements relating to Glencore and its Affiliates and Associates, any such breach or failure to perform which would in and of itself result in Glencore constituting an "Acquiring Person" for purposes of the Rights Agreement).

The Company agrees that Citi and its Affiliates and Associates are express third party beneficiaries of this letter agreement.

The Company and Glencore hereby acknowledge and agree that this letter agreement shall not be amended except by means of a writing executed by each of the Company and Glencore.

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Very truly yours,

CENTURY ALUMINUM COMPANY

By:
Name:
Title:

Acknowledged and agreed to as of
the date first written above:

GLENCORE INTERNATIONAL AG

By:	/s/ Barbara Bodmer	/s/ Stefan Peter
	Name: Barbara Bodmer	Stefan Peter
	Title: Officer	Officer

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